UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6 )*

                           Travis Boats & Motors, Inc.
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                                (Name of Issuer

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    894363100
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                                 (CUSIP Number)

                                 Not applicable
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed: [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS FILING AMENDS AND REPLACES IN THEIR ENTIRETY THE FILINGS MADE BY DOWNTOWN ASSOCIATES, L.L.C. ON SCHEDULE 13D ON SEPTEMBER 9, 1997 AND SCHEDULE 13D/A ON FEBRUARY 19, 1998 AND MARCH 1, 1992 AND THE FILINGS MADE BY DOWNTOWN ASSOCIATES, L.L.C. ON SCHEDULE 13G/A ON MARCH 11, 1998, APRIL 1, 1998, DECEMBER 31, 1998, DECEMBER 21, 1999, DECEMBER 31, 1999 AND DECEMBER 31, 2000.

                               CUSIP NO. 894363100
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

               Ronald Juvonen
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by Each     (5) Sole Voting Power:        **
   Reporting Person
                                                (6) Shared Voting Power:      **
                                                (7) Sole Dispositive Power:   **
                                                (8) Shared Dispositive Power: **
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

        586,100**
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(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)
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(11)    Percent of Class Represented by Amount in Row (9):     13.3%**
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(12)     Type of Reporting Person (See Instructions):  IA, IN
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**The shares of the common stock, par value $.01 per share (the "Common Stock"), are held by Downtown Associates, L.P., Downtown Associates II, L.P., Downtown Associates III, L.P. and Downtown Foundations, L.P. (collectively referred to as the "Downtown Funds"), respectively, and Ronald Juvonen individually. The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner"). Ronald Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all shares of the Common Stock held by the Downtown Funds. For the purposes of Reg. Section 240.13d-3, Ronald Juvonen is deemed to beneficially own 586,100 shares, or 13.3% of the Common Stock.
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


Item 1(a).  Name Of Issuer:  Travis Boats & Motors, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 5000 Plaza on the Lake, Suite 250, Austin, Texas 78746

Item 2(a).  Name of Person Filing:  Ronald Juvonen*

Item 2(b). Address of Principal Business Office or, if None, Residence: c/o Downtown Associates, L.L.C., 312 West State Street, Suite B, Kennett Square, PA 19348

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e).  CUSIP No.:  894363100

Item 3. If This Statement Is Filed Pursuant toss.240.13d-1(b) or 240.13d-2(b) or
(c), check whether the Person Filing is a: Not Applicable.

Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of March 21, 2001):        586,100**

         (b)  Percent of Class (as of March 21, 2001):                   13.3%**

         (c)  Number of Shares as to which such person has:

              (i) sole power to vote or to direct the vote                 **

             (ii) shared power to vote or to direct the vote               **

            (iii) sole power to dispose or to direct the disposition of    **

             (iv) shared power to dispose or to direct the disposition of  **
________________________________________________________________________________
*This filing amends and replaces in their entirety the filings made by Downtown Associates, L.L.C. on Schedule 13D on September 9, 1997 and Schedule 13D/A on February 19, 1998 and March 1, 1992 and the filings made by Downtown Associates, L.L.C. on Schedule 13G/A on March 11, 1998, April 1, 1998, December 31, 1998, December 21, 1999, December 31, 1999 and December 31, 2000.

**The shares of the common stock, par value $.01 per share (the "Common Stock"), are held by Downtown Associates, L.P., Downtown Associates II, L.P., Downtown Associates III, L.P. and Downtown Foundations, L.P. (collectively referred to as the "Downtown Funds"), respectively and Ronald Juvonen individually. The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner"). Ronald Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all shares of the Common Stock held by the Downtown Funds. For the purposes of Reg. Section 240.13d-3, Ronald Juvonen is deemed to beneficially own 586,100 shares, or 13.3% of the Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     March 15, 2001


                                                     /s/Ronald Juvonen
                                                     ___________________________
                                                     Ronald Juvonen,
                                                     individually   and  in  his
                                                     capacity  as  the  Managing
                                                     Member     of      Downtown
                                                     Associates, L.L.C.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)